As filed with the Securities and Exchange Commission on September 7, 2005
                                            Securities Act File No. 333-111561
                                     Investment Company Act File No. 811-21480
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                               (Name of Issuer)

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                     (Name of Person(s) Filing Statement)

                      Limited Liability Company Interests
                        (Title of Class of Securities)
                                  890716 10 3
                     (CUSIP Number of Class of Securities)


                                  John H. Kim
                          Director and Senior Counsel
                           Deutsche Asset Management
                              25 DeForest Avenue
                           Summit, New Jersey 07901
                                (908) 608-3160

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300




                                March 24, 2005
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)






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



         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 24, 2005 by The Topiary Fund for Benefit Plan Investors (BPI) LLC (the "Fund"), in connection with an offer by the Fund to repurchase up to $8,309,069 of limited liability company interests ("Interests") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on March 24, 2005.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1.   The Offer expired at 12:00 midnight, Eastern Time, on April 26,
              2005.

         2. For Members who tendered all of their Interests in the Fund (and which all were accepted for repurchase by the Fund), the Valuation Date pursuant to the Offer was June 30, 2005.

         3. $10,000,000 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and $8,309,069 of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DB HEDGE STRATEGIES FUND LLC


                                     /s/ Marielena Glassman
                                     ----------------------------------------
                                     Name:  Marielena Glassman
                                     Title: Treasurer


September 7, 2005